Mail Stop 3561
								December 30, 2005

Mr. Bryan L. Timm
Vice President and Chief Executive Officer
Columbia Sportswear Company
14375 Northwest Science Park Drive
Portland, Oregon 97229

	RE:	Columbia Sportswear Company
		Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed March 9, 2005
		File No. 0-23939

Dear Mr. Timm:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 15

1. Your presentation of the change in net sales excluding changes in currency exchange rates represents a non-GAAP measure subject to the disclosure and reconciliation requirements of Item 10(e) of Regulation S-K. Please revise your disclosure each place this measure is presented as follows:

(a) provide a reconciliation to the most comparable GAAP measure;
(b) indicate the reasons why you believe presentation of this non-GAAP measure provides useful information to investors; and
(c) disclose how  management uses the non-GAAP measure.

2. We note on page 46 that your have outstanding letters of credit for firm purchase orders. In a separately captioned section, please disclose these letters of credit and any other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on your financial condition. Refer to Item 303(a)(4) of Regulation S-K.

Results of Operations, page 16

Year Ended December 31, 2004 Compared to Year Ended December 31,
2003

3. Please define "global unit sales volume" and disclose how it is computed.

4. Where you describe more than one business reason for a significant change in a financial statement line item between periods, please quantify, where possible, the incremental impact of each individual business reason on the overall change. For example, you disclose that the increase in general and administrative expenses in 2004 was primarily due to increased personnel, travel and other operating expenses, including professional fees, which were partially offset by a decrease in depreciation expense. You should quantify in dollar terms, the impact of each factor on your overall increase in general and administrative expenses. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

5. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, where you indicate that the increase in sales of sportswear in the United States was attributable to increased sales across all major distribution channels and products classes, including pants, shorts, sweaters and knitted and woven tops, expand your explanation to describe how you achieved the increased sales across all major distribution channels and why sales of pants, shorts, sweaters and knitted and woven tops increased. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

6. Since changes in product mix significantly impacts gross profit, if practicable, please consider discussing the changes in gross profit on a product line basis.

Liquidity and Capital Resources, page 23

7. Please revise your contractual commitments table to include estimated interest payments on debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, please include a footnote to the table that identifies the excluded item and provides any additional information that is material to understanding your cash requirements.

Financial Statements, page 32

Notes to Consolidated Financial Statements, page 38

Note 2 - Summary of Significant Accounting Policies, page 38

Advertising Costs, page 43

8. Please tell us and disclose how you met both conditions of paragraph 9 of EITF 01-9 that allows you to present cooperative adverting costs as an expense rather than a reduction of sales.

Schedule II - Valuation and Qualifying Accounts, page 61

9. We note on page 41 that you provide for estimated sales returns and miscellaneous claims from customers as reductions to revenues. Please revise this schedule to include the activity in your sales returns and miscellaneous claims. Alternatively, you may provide such disclosure in the notes to the financial statements. Refer to
Rules 5-04 and 12-09 of Regulation S-X for guidance.



*      *      *      *      *




      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202)
551-
3716 with any other questions.


							Sincerely,



							William Choi
							Branch Chief


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

        	DIVISION OF
	    CORPORATION FINANCE





Mr. Bryan L. Timm
Columbia Sportswear Company
December 30, 2005
Page 2